SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. __)*
Argyle Security, Inc.

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
040311102

(CUSIP Number)
Mezzanine Management Limited
c/o Mezzanine Management LLC
333 Ludlow Street
2nd Floor North Tower
Stamford, Connecticut 06902
Attention: Robert Davies
(203) 323-9118

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 22, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.	040311102	13D	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,846,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,846,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,875,000 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	893522 20 1	13D	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		28,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,875,000 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.005%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	893522 20 1	13D	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,875,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,875,000 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	893522 20 1	13D	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS Rory Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,875,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,875,000 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	893522 20 1	13D	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS James Read

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,875,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,875,000 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 893522 20 1	13D	Page 7 of 11 Pages
Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”). On April 22, 2008, Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”), and Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”), entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”). Under the terms of the Purchase Agreement, Fund IV and Fund IV Coinvest purchased an aggregate of 18,750 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Shares”). Each Preferred Share is convertible into shares of Common Stock, at any time, at the option of the holder of the Preferred Share, at a conversion price of $8.00 per share of Common Stock. The address of the principal executive office of the Issuer is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.
Item 2. Identity and Background.
This Schedule 13D is being filed by and on behalf of Fund IV, Fund IV Coinvest, Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”), Rory Brooks, an individual residing in the United Kingdom (“Brooks”), and James Read, an individual residing in the United States of America (“Read”). Fund IV, Fund IV Coinvest, Mezzanine, Brooks and Read are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”
Fund IV is a limited partnership organized under the laws of the United Kingdom. Its principal business is to make investments.
Fund IV Coinvest is a limited partnership organized under the laws of the United Kingdom. Its principal business is to make investments.
Mezzanine is a limited partnership organized under the laws of Bermuda. Its principal business is to make investments.
Brooks is a citizen of the United Kingdom. His principal occupation is the management of Mezzanine and certain of its affiliates.
Read is a citizen of the United States of America. His principal occupation is the management of Mezzanine and certain of its affiliates.
The address of the principal office of the Reporting Persons is c/o Mezzanine Management LLC, 333 Ludlow Street, North Tower, Second Floor, Stamford, Connecticut 06902.
During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

CUSIP No. 893522 20 1	13D	Page 8 of 11 Pages
Item 3. Source and Amount of Funds or Other Consideration.
On April 22, 2008, the Reporting Persons acquired beneficial ownership of the Preferred Shares, and with them the right to convert the Preferred Shares into an aggregate of 1,875,000 shares of Common Stock, for an aggregate purchase price of $15,000,000. The source of the funds used to acquire the Preferred Shares was the investment funds of the Reporting Persons. Prior to the acquisition of the Preferred Shares, the Reporting Persons did not exercise control or direction over any shares of the Issuer.
Item 4. Purpose of the Transaction.
The Reporting Persons hold the Preferred Shares as reported herein for investment purposes.
(a)	Each of the Preferred Shares is convertible into one share of Common Stock, at any time, at the option of the holder of the Preferred Share, at a conversion price of $8.00 per share of Common Stock.

(e)	The holders of the Preferred Shares are entitled to receive, on a cumulative basis, cash dividends, when, as and if declared by the Issuer’s Board of Directors, at the greater of (i) 3% per annum or (ii) the dividend payable on the equivalent amount of Common Stock into which the Preferred Shares could be converted; provided, however, that such cash dividend even if not declared continue to accrue and must be paid at the earliest of any of the following to occur: (A) the Issuer pays a dividend on the Common Stock, (B) the Issuer liquidates or there is a change in control, or (C) upon conversion of the Preferred Shares, but only with respect to those Preferred Shares so converted.

(g)	For as long as any of the Preferred Shares remain outstanding, the Issuer will be prohibited from (i) amending, waiving, altering or repealing in a way that adversely affects the rights, powers, preferences, or other special rights or privileges of the holders of the Preferred Shares, whether by amendment to the Certificate of Incorporation or Bylaws of the Issuer or the Certificate of Designation for the Preferred Shares or other organizational documents, or by merger, consolidation, reorganization or otherwise, (ii) increasing or decreasing (other than by redemption or conversion) the authorized number of Preferred Shares, or (iii) repurchasing, redeeming or reissuing any equity securities of the Issuer to which the Preferred Shares rank senior and prior (whether with respect to dividends, redemption, or upon liquidation or otherwise), including the Common Stock, and any rights or options exercisable or convertible therefore, other than repurchases of Common Stock from employees, officers, directors or consultants under agreements providing for such repurchase under certain conditions.

(j)	The Preferred Shares have a liquidation preference to the Common Stock equal to the greater of (i) the sum of the original issue price (subject to adjustment for stock dividends, stock splits or similar capital reorganizations) plus all accrued but unpaid dividends, or (ii) the amount the holder would receive if all the Preferred Shares had been converted into Common Stock.
Other than as described above, the Reporting Persons have no plans or proposals which relate to,

CUSIP No. 893522 20 1	13D	Page 9 of 11 Pages
or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	As a group, the Reporting Persons beneficially own all of the Preferred Shares, which are convertible, at any time, at the option of the holder, at a conversion price of $8.00 per share into an aggregate of 1,875,000 shares of the Issuer’s Common Stock.

(b)	Fund IV has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Fund IV shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 1,846,600 shares of Common Stock.

Fund IV Coinvest has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Fund IV Coinvest shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 28,400 shares of Common Stock.

Mezzanine has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Mezzanine shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 1,875,000 shares of Common Stock.

Brooks has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Brooks shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 1,875,000 shares of Common Stock.

Read has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Read shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 1,875,000 shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As part of the Purchase Agreement, the Issuer has agreed to use its reasonable best efforts to effect a registration under the Securities Act of 1933, as amended, covering the resale of shares of Common Stock issued upon conversion of the Preferred Shares; provided that (i) the request is made by holders of the Preferred Shares representing not less than 50% of the shares of Common Stock issuable upon conversion of the Preferred Shares, and (ii) only two such requests can be

CUSIP No. 893522 20 1	13D	Page 10 of 11 Pages
made, in aggregate, by Fund IV and Fund IV Coinvest. Further, as part of the Purchase Agreement, the Issuer has granted piggyback registration rights to Fund IV and Fund IV Coinvest.
Item 7. Material to be Filed as Exhibits.
The Joint Filing Agreement is attached hereto as Exhibit A.
The Securities Purchase Agreement was filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on April 24, 2008, and is incorporated by reference herein as Exhibit B.

CUSIP No. 893522 20 1	13D	Page 11 of 11 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 5, 2008

MEZZANINE MANAGEMENT FUND IV A
By:	/s/ S. Arthur Morris
Name:	S. Arthur Morris
Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A
By:	/s/ S. Arthur Morris
Name:	S. Arthur Morris
Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED
By:	/s/ S. Arthur Morris
Name:	S. Arthur Morris
Title:	Authorized Signatory

/s/ Rory Brooks
RORY BROOKS

/s/ James Read
JAMES READ